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                                                                     Exhibit 4.7

                       U.S. SMALL BUSINESS ADMINISTRATION
                             WASHINGTON, D.C. 20416


                                                          License No. 02/02-0366



September 19, 1996

Michael J. Kowalsky
President
Edwards Capital Corp.
205 E. 42nd Street, Suite 2020
New York, New York 10017

Dear Mr. Kowalsky:

The Office of SBIC Operations (Operations) has reviewed the Licensee's letter dated August 2, 1996 requesting a $1.2 million increase in the limit of its senior secured bank indebtedness (indebtedness). The request was submitted as a result of SBA's current practice of not providing new SBIC leverage for the purposes of financing New York City taxi medallions, for which the Licensee was prepared to submit a leverage application for a total of $1.2 million.

Currently, the Licensee's third party secured indebtedness is limited to the lesser of $11.5 million or twice its leveragable capital, per letter agreement (Agreement) entered into and dated September 8, 1992 and revised by letter dated January 17, 1996. The Agreement provided for SBA's consent for the Licensee to obtain financing from other sources on a secured basis should SBA decline to fund a leverage application submitted by the Licensee.

Operations is hereby granting conditional approval for an increase in the limit of the Licensee's indebtedness of $1.2 million pending future review of the Agreement and the 3rd party debt issue as it relates to medallion licensees generally. As a result, the Licensee's limit of its indebtedness is limited to the lesser of $12.7 million or twice its leveragable capital. SBA's review of 3rd party debt could result in a reduction in the amount of 3rd party debt that is finally approved for the Licensee.

Operations has noted that the Licensee has indicated that its intention is to build a commercially diversified portfolio, at a minimum, equal in amount to the $1.5 million debenture that matures on April 1, 1997.

Other Matters
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By letter dated May 17, 1996, addressed to Mr. Alvin Murstein, Operations directed the Licensee to submit, within 30 days of the closing of the change of control transactions, a Statement of Financial Condition (Statement) on SBA Form 468 as of the closing date with appropriate notes concerning any adjustments to the previously reported capital accounts of the Licensee. To date, Operations has not received the requested Statement. The Licensee is directed to submit this previously requested information within 10 days of the date of this letter. This information should be submitted under cover of a complete SBA Form 415C amendment to the Management and Control item of its License application.


Operations acknowledges receipt of the Licensee's letter dated August 19, 1996, relating to the completed refinance of corporations owned by Izhak Wanounou and Deborah Wanounou (aka Rosener). Operations considers the Licensee's response to be responsive to the overline violation and considers this matter resolved.

If there are any questions, please call Fonda Stephens-Kelly at (202) 205-7596.

Sincerely,

/s/ Ronald C. Cibolski

Ronald C. Cibolski
Director
Office of SBIC Operations